Form 52-109F1 Certification of Interim Filing

I, Susanne Robertson, Chief Financial Officer of Teryl Resources Corp., certify that:

1.

I have reviewed the interim finings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of Teryl Resources Corp. (the issuer) for the period ending August 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respect the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a)

Designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made know to us by others within those entities, particularly during the period in which the interim filings are being prepared;

b)

Designed such internal control over financial reporting, or caused it to be designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuers GAAP; and

c)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the interim MD & A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation; and

5.

I have caused the issuer to disclose in the interim MD & A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Dated this 28th day of October, 2005

“Susanne Robertson”

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Susanne Robertson,
Chief Financial Officer